Teva Announces FDA Approval of ProAir® RespiClick

First Breath-Actuated Dry-Powder Short-Acting Beta-Agonist (SABA) Inhaler to be Approved by the FDA

Jerusalem, April 1, 2015 – Teva Pharmaceutical Industries Ltd., (NYSE: TEVA) today announced that the U.S. Food and Drug Administration (FDA) has approved ProAir® RespiClick (albuterol sulfate) inhalation powder, a breath-actuated, multi-dose, dry-powder, short-acting beta-agonist (SABA) inhaler for the treatment or prevention of bronchospasm in patients 12 years of age and older with reversible obstructive airway disease; and for the prevention of exercise-induced bronchospasm (EIB) in patients 12 years of age and older. It is expected to become commercially available to patients during the second quarter of 2015.

“ProAir® RespiClick is the first and only breath-actuated, dry-powder rescue inhaler to be approved by the FDA for the treatment of acute asthma symptoms,” said Dr. David I. Bernstein of the University of Cincinnati College of Medicine, Division of Immunology, Allergy and Rheumatology. “The approval of ProAir® RespiClick is significant as it eliminates the need for hand-breath coordination during inhalation.”

The approval was based on a comprehensive clinical development program consisting of eight clinical trials designed to evaluate the safety and efficacy of ProAir® RespiClick in adults and adolescents (12 years of age and older) with asthma and EIB. Clinical trial results showed that ProAir® RespiClick was both safe and effective with adverse events consistent with those seen with previous albuterol inhalers. The most common adverse events in greater than one percent of patients treated with ProAir® RespiClick, compared to placebo, were back pain, body aches and pains, upset stomach, sinus headache, and urinary tract infection.

“Teva is committed to optimizing respiratory therapies through the development of new delivery systems that address needs in the marketplace,” said Tushar Shah, MD, Senior Vice President, Teva Global Respiratory Research and Development. “The approval of ProAir® RespiClick is an important step forward in the progress of Teva’s respiratory portfolio as it represents the first U.S. approval of our core, breath-actuated, dry-powder delivery device platform which we believe will bring additional benefit to patients.”

Approved Uses
ProAir® RespiClick (albuterol sulfate) Inhalation Powder is indicated in patients 12 years of age and older for the treatment or prevention of bronchospasm with reversible obstructive airway disease and for the prevention of exercise-induced bronchospasm.

Important Safety Information

•	Do not use ProAir® RespiClick (albuterol sulfate) Inhalation Powder if you are allergic to albuterol sulfate, lactose, or milk proteins. Report any red, itchy bumps on your skin, swelling around the lips or eyes, or rash to your healthcare professional.

•	If your symptoms become significantly worse when you use ProAir® RespiClick, seek medical attention immediately. This may indicate either a worsening of your asthma or a reaction to the medication. Either of these could be life-threatening.

•	Do not increase your dose or take extra doses of ProAir® RespiClick without first talking to your healthcare professional.

•	Before using ProAir® RespiClick, be sure to tell your healthcare professional if you have a heart, blood, thyroid or seizure disorder, high blood pressure, diabetes, are pregnant or planning to become pregnant, or are breastfeeding or planning to breastfeed.

•	ProAir® RespiClick can cause significant heart-related side effects, such as an increase in pulse, blood pressure and/or related symptoms. If you have a heart condition, your healthcare professional will determine if ProAir® RespiClick is right for you.

•	Make sure your healthcare professional knows all the medicines you are taking – especially other inhaled medicines, other asthma medicines, heart and blood pressure medicines and drugs that treat depression – because some medicines may interfere with how well your asthma medicines work.

•	Common side effects in patients taking ProAir® RespiClick include back pain, body aches and pains, upset stomach, sinus headache, and urinary tract infection.

Please click here for Full Prescribing Information

About Asthma
Asthma is a chronic (long-term) disease of inflammation of both the large and small airways of the lungs, characterized by symptoms of wheezing and coughing. Asthma causes recurring periods of wheezing (a whistling sound when you breathe), chest tightness, shortness of breath and coughing that often occurs at night or early in the morning. Without appropriate treatment, asthma symptoms may become more severe and result in an asthma attack, which can lead to hospitalization and even death.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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